Exhibit 99.73

WONDERFI TECHNOLOGIES INC. (Formerly, AUSTPRO ENERGY CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD FROM INCORPORATION ON JANUARY 30, 2021 TO SEPTEMBER 30, 2021

Crowe MacKay LLP
1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5
Main +1 (604) 687-4511
Fax +1 (604) 687-5805
www.crowemackay.ca

Independent Auditor's Report

To the Shareholders of WonderFi Technologies Inc.

Opinion

We have audited the consolidated financial statements of WonderFi Technologies Inc. ("the Group"), which comprise the consolidated statement of financial position as at September 30, 2021 and the consolidated statement of loss and comprehensive loss, changes in shareholders' equity and cash flows for the period then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at September 30, 2021, and its consolidated financial performance and its consolidated cash flows for the period then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management's Discussion and Analysis
•	Annual Information Form

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Diana Huang.

“Crowe MacKay LLP”

Chartered Professional Accountants

Vancouver, Canada

December 15, 2021

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Consolidated Statement of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at September 30, 2021
ASSETS
Current
Cash		$20,346,956
Receivables		94,759
Prepaids		811,246
		21,252,961
Non-current
Intangibles (Cryptographic assets)	5	4,110,325
Equipment		8,934

Total Assets		$25,372,220

LIABILITIES
Current
Accounts payable and accrued liabilities	6, 7	$470,010
Due to related parties	7	65,370
		535,380

SHAREHOLDERS’ EQUITY
Share capital	8	28,619,942
Subscriptions receivable	8	(12,500)
Share-based payments reserve	8	1,292,008
Deficit		(5,062,610)
		24,836,840

Total Liabilities and Shareholders’ Equity		$25,372,220

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

Approved and authorized on behalf of the Board on December 15, 2021:

“Ben Samaroo”	“Dean Sutton”
Ben Samaroo, Director	Dean Sutton, Director

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except number of shares)

	Notes	From Incorporation (January 30, 2021) to September 30, 2021
Expenses
Marketing and customer development		$444,633
Public relations		101,282
Amortization		1,778
Filing and regulatory		8,625
Office and miscellaneous		118,487
Professional fees and consulting	7	341,650
Research and development	7	505,789
Salaries and wages	7	134,756
Share-based payments	7,8	1,183,308
Loss before other items		2,840,308
Other items
Listing expense	4	2,298,615
Foreign exchange gain		(90,701)
Other expenses	5	14,388
Net Loss		5,062,610

Total loss and comprehensive loss for the period		$5,062,610

Loss per common share
Basic and fully diluted		$0.15
Weighted average number of common shares outstanding		34,467,516

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

			Subscriptions (receivable) / received in	Share-based
		Share Capital	advance	payments reserve	Deficit	Total
	Number of shares	$	$	$	$	$
Balance at January 30, 2021	-	-	-	-	-	-
Private placements, prior to RTO	58,631,704	28,564,155	(12,500)	-	-	28,551,655
Shares issued for services, prior to RTO	461,537	115,384	-	-	-	115,384
Shares issued for debt, prior to RTO	85,714	90,000	-	-	-	90,000
Shares issued for options exercises, prior to RTO	9,720	3,794	-	(1,363)	-	2,431
Elimination shares of Defi, as part of the RTO	(59,188,675)	-	-	-	-	-
Shares issued to shareholders of Defi, as part of the RTO	59,188,675	-	-	-	-	-
Shares of Austpro post consolidation of RTO	1,700,206	1,700,206	-	-	-	1,700,206
Share issuance cost		(1,359,261)	-	-	-	(1,359,261)
Fair value of incentive warrants issued		(501,420)	-	501,420	-	-
Restricted shares issued	17,500	4,375	-	(4,375)	-	-
Shares issued for options exercises, subsequent to RTO	4,444	2,709	-	(1,598)	-	1,111
Share-based payments	-	-	-	797,924	-	797,924
Loss for the period	-	-	-	-	(5,062,610)	(5,062,610)
Balance at September 30, 2021	60,910,825	28,619,942	(12,500)	1,292,008	(5,062,610)	24,836,840

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly Austpro Energy Corporation)

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

From Incorporation (January 30, 2021) to September 30, 2021
Cash Flows from Operating Activities
Loss for the period	$(5,062,610)
Changes in non-cash operating items:
Amortization	1,778
Shares issued for service	115,384
Share-based payments	1,067,924
Proof of staking income	(174)
Unrealized loss on fair value of intangible assets	14,562
Listing expense	1,844,665
Foreign exchange gain	(90,701)
(2,109,172)

Changes in non-cash working capital items:
Receivables	(66,611)
Prepaids	(811,246)
Accounts payable and accrued liabilities	295,032
Cash used in operating activities	(2,691,997)

Cash Flows from Investing Activities
Purchase of cryptographic assets	(3,045,039)
Cash acquired in consideration of the transaction	2,977
Purchase equipment	(10,712)
Cash used in investing activities	(3,052,774)

Cash Flows from Financing Activities
Proceeds from private placements	27,261,655
Share issuance costs	(1,359,261)
Proceeds from options exercised	3,542
Advances from related parties	71,901
Promissory note received	90,000
Repayments to related parties	(6,642)
Cash provided by financing activities	26,061,195

Foreign exchange effect on cash	30,532
Change in cash	20,346,956
Cash, beginning of the period	-

Cash, ending of the period	$20,346,956

Non-cash financing and investing transactions
Shares issued for intangible assets	$1,020,000
Fair value of options exercised re-allocated within equity	2,961
Subscriptions receivable	12,500
Restricted shares issued	4,375
Shares issued for debt	90,000
Share issuance costs – Warrants	(501,420)

The accompanying notes are an integral part of these financial statements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

On August 30, 2021, Austpro Energy Corporation (“Austpro”) and Defi Ventures Inc. (“Defi”) completed a plan of arrangement which resulted in a reverse takeover (“Transaction”) of Austpro by the shareholders of Defi. In closing of this Transaction, Austpro also completed an 8.727:1 consolidation of its common shares and changed its name to WonderFi Technologies Inc. (the "Company" or “WonderFi”) (Note 4). The Company’s wholly owned subsidiary Defi also changed its name to WonderFi Digital Inc (“WonderFi Digital”) as part of this Transaction. The Company also received the gross proceeds of $17.7M from an escrow account that was raised as part of the private placements prior to the closing of the Transaction.

The Company is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance. The Company’s common shares trade on the Neo Exchange (“NEO”) under the symbol “WNDR”, and its registered office is located at Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business for the foreseeable future. The Company has no revenue, incurred losses and has had negative cash flows from operations from the inception that have primarily been funded through financing activities.

The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. The financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact on our business operations cannot be reasonably estimated at this time. We anticipate this could have an adverse impact on our research and development plans, results of operations, financial position, and cash flows during the next fiscal period.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of Presentation and Measurement

These consolidated financial statements have been prepared on a historical cost basis except for the Company’s investment in cryptographic assets, which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements are presented in Canadian Dollars, which is also the Company’s functional currency.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements combine the results and financial position of the Company and its subsidiary, after the elimination of all material intercompany balances and transactions, from the date that control commenced. The Company’s wholly owned subsidiary is as follows:

			Equity Interest
			September 30,
Subsidiary	Jurisdiction	Nature of Operation	2021
WonderFi Digital Inc.	Canada	Operating	100%

As WonderFi Digital Inc. was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historic carrying value. As the legal parent and accounting subsidiary, Austpro’s results of operations have been included from August 30, 2021 to September 30, 2021.

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and recoverability of intangible assets;
ii.	valuation of crypto assets

The Company currently holds certain digital assets, which are considered to be identifiable non-monetary assets without physical substance and are treated as intangible assets not subject to amortization under the scope of IAS 38 Intangible Assets.

Digital assets are measured at fair value using the quoted price on coinmarketcap.com. Management considers this fair value to be a level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The Company is relying on the data available at coinmarketcap.com to be an accurate representation of fair value.

Critical accounting judgments

1.	the classification of financial assets and financial liabilities, which involves judgments or assessments made by management,
2.	the determination of whether it is likely that future economic benefits associated with the intangible asset capitalized will flow to the Company, which may be based on assumptions about future events or circumstances, and
3.	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with the original term to maturity of three months or less.

Foreign currency translation and transactions

The functional currency of the Company and its subsidiary is determined based on the currency of the primary economic environment in which it operates. The functional currency of the parent and the subsidiary is the Canadian dollar, which is the same as the presentation currency.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value was measured. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is also recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is also recognized in other comprehensive income.

Non-monetary transactions

Where the Company is settling a liability for the purchase of goods and services where the price was established in a fiat currency, the difference between the liability settled and the fair value of the digital assets transferred is recognized as a gain or loss on settlement. Otherwise, the transaction is measured based on the fair value of the digital assets exchanged. Any difference between the fair value of the digital assets exchanged and the carrying amount of the digital assets is recognized in profit and loss.

Intangibles (Cryptographic assets)

Initial recognition

The accounting for cryptographic assets (investment in digital currency) requires management to make judgment based on entity’s business model and purpose for holding to determine the reporting model.

Considering above factors, management has determined, that Company’s investment in cryptographic assets likely meet the definition of an intangible asset under IAS 38, ‘Intangible Assets’, because:

•	it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
•	it is identifiable, because it can be sold, exchanged or transferred individually;
•	it is not a monetary asset; and
•	it has no physical form.

Subsequent measurement

After initial recognition, all cryptographic assets (intangibles) with an active market are carried at fair value less impairment losses. Valuations are performed regularly to ensure that the carrying amount does not materially differ from its fair value.

Increases to carrying value resulting from revaluations are recognized in other comprehensive income and accumulated in equity under revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in comprehensive income.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Cryptographic assets are measured at fair value using the quoted USD price on coinmarketcap.com, where all of the Company’s Cryptographic assets are held. The Company converts the price from USD to CAD based on the closing exchange rate obtained from the Bank of Canada on each reporting period. Coinmarketcap.com is a price aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Research and Development Expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally- generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

As at September 30, 2021, the Corporation had not recognized any internally-generated intangible assets.

Impairment of assets

The carrying amount of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Leases

Leases are recognized as a right-to-use asset with a corresponding liability at the date at which the leased asset is available for use. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments, less any lease incentives receivable.
•	Variable lease payments that are based on an index or rate.
•	Amounts expected to be payable by the lessee under residual value guarantees.
•	The exercise price of a purchase option if the Company is reasonably certain to exercise that option.
•	Payments for penalties for terminating the lease.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability.
•	Any lease payments made at or before the commencement date less any lease incentives received.
•	Any initial direct costs.
•	Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a term of 12 months or less. Low value assets comprise office equipment.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at the grant date and each tranche is recognized on a graded-vesting basis over the period the options vest. The terms and conditions of the options granted is accounted for in the Black-Scholes option pricing model that is used to measure the fair value of the options granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest.

Where stock options are exercised, the cash proceeds along with the amount previously recorded as share-based payment reserves are recorded as share capital. Where stock options expire unexercised, amounts previously recorded as share-based payment reserves remain as such.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSU’s”), the fair value of the grant is determined by multiplying the Company’s share price at grant date by the number of RSU’s granted. The resulting fair value of the RSU’s is then adjusted for an estimated forfeiture rate which is determined based on historical data and is recognized over the vesting period. Actual number of RSU’s that will eventually vest is likely to be different from estimation.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method and to the extent that it is not antidilutive. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at September 30, 2021. The following table shows the classification under IFRS 9:

Financial assets/liabilities	Classification
Cash	FVTPL
Receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/ or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

4.	REVERSE TAKEOVER TRANSACTION

As described in Note 1, on August 30, 2021, Austpro and Defi completed a transaction which constituted a reverse acquisition. Because of the Transaction, the shareholders of Defi obtained control of Wonderfi, the combined entity, by obtaining control of the voting power of the Company and the resulting power to govern its financial and operating policies. The Transaction was accounted for as reverse acquisition in accordance with the guidance provided in IFRS 2, Share-based Payments and IFRS 3, Business Combinations. Since the Transaction does not meet the definition of a business combination in accordance with IFRS 3: Business Combination, the Transaction was accounted for as an asset acquisition, where shares were issued by Defi to acquire the net assets of Austpro and to acquire a listing status. Therefore, for accounting purposes, Defi (legal Subsidiary) was treated as the accounting parent company and Austpro (legal Parent) was considered as the accounting subsidiary in these consolidated financial statements.

As Defi was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historic carrying value. Austpro’s results of operations have been included from August 30, 2021 onwards.

Austpro Net Liabilities Assumed	September 30, 2021 ($)
Cash	2,977
Receivables	28,148
Account payables	(175,584)
Total net liabilities assumed	(144,459)

Consideration Provided for Reverse Acquisition
Common shares (1,700,206 shares held by Austpro shareholders with a fair value of $1.00 per share)	1,700,206
Net liabilities assumed (from above)	144,459
Professional fees and other transaction related costs 1	453,950
Total Listing expense	2,298,615

(1) These costs include legal fees, advisory fees, regulatory and filing fees, accounting fees and other professional fees that were incurred for the purposes of the transaction. The Company does not expect to incur such costs in its normal course of operations.

Following the completion of the Transaction, Austpro delisted from the TSX Venture Exchange, and the resulting entity listed on the NEO Exchange and changed its name to “WonderFi Technologies Inc”, (“WonderFi”) as per Note 1. Defi also changed its name to WonderFi Digital Inc (“WonderFi Digital”) as per Note 1.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

5.	INTANGIBLES (CRYPTOGRAPHIC ASSETS)

Certain investors in the Company received the common shares of WonderFi in exchange for cryptographic assets. The Company also purchased other cryptographic assets during the course of its operations and management has determined that these cryptographic assets meet definition of intangible assets under IAS 38, ‘Intangible Assets’. A summary of nature, initial investment, and movement in value of cryptographic assets in as follows:

September 30, 2021 ($)
Cryptographic assets received in exchange for share capital	1,020,000
Cryptographic assets purchased	3,045,039
Cryptographic assets earned as part of proof of stake	174
Revaluation of cryptographic assets	(14,562)
Foreign exchange impact	59,674
Balance, September 30, 2021(1)	4,110,325

(1) Out of this total balance, $122,506 is the balance as part of a proof of staking account where the Company has made available 32 units of Cryptocurrency Ethereum (“ETH”). The Proof of staking account also earns additional ETH units daily based on the balance of the account as of that day. As at September 30, 2021, a total of 0.05 ETH units have been earned at a total value of $174.

As at September 30, 2021, the Company held the following cryptographic assets:

Cryptographic Asset	Units	Amount ($)
Bitcoin (BTC)	42.95	2,400,162
Ethereum	388.25	1,484,209
Uniswap (UNI)	3307.38	99,204
Compound (COMP)	136.65	55,362
Yearn Finance (YFI)	0.67	24,808
Aave (AAVE)	68.16	24,001
Maker (MKR)	7.74	22,570
Solana (SOL)	0.05	9
Balance, September 30, 2021		4,110,325

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

September 30,
2021
$
Accounts payable	335,938
Accrued liabilities	134,072
470,010

7.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principles. Their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation on a graded basis related to the fair value of the stock options granted, the fair value of any share based renumeration to these key management personal and its recognition in these financial statements, and any salaries paid to these key management personnel.

During the period ended September 30, 2021, related party transactions were as follows:

September 30,
2021
$
Share-based payments(1)	715,958
Salaries and benefits(2)	168,062
Professional fees	39,467
923,487

(1) The Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share-based payment of $0.018 per share for a total of $300,000. The 15,000,000 common shares will be held in escrow upon the completion of the Arrangement with Austpro. Additional $445,958 for options and RSUs granted to directors and the former CFO.

(2)  A total of $120,426 is recorded as part of the research and development costs and an additional $47,636 is included as part of the salaries and benefits costs.

These transactions were in the normal course of operations. The amounts due to related parties are unsecured, non- interest bearing and have no specific terms of repayment. As at September 30, 2021, a total of $4,455 was the balance owed to the directors and officers of the Company included in accounts payable and accrued liabilities.

The Company also had an outstanding balance of $65,370 to related parties in the form of unsecured loans working capital requirements.

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

As at September 30, 2021, the Company had 60,910,825 common shares outstanding.

On January 30, 2021, Defi issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share-based payment of $0.018 per share for a total of $300,000 (Note 7).

On February 16, 2021, Defi completed private placements with issuance of 1,538,461 common shares of the Company at a price of $0.13 per share for total proceeds of $200,000.

On March 5, 2021, Defi completed private placements with issuance of 7,460,000 common shares of the Company at a price of $0.25 per share for total proceeds of $1,865,000.

On March 5, 2021, Defi issued 461,537 common shares of the Company to the advisors to settle consulting fee of $115,384.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

On April 14, 2021, Defi completed a private placement and issued 2,600,000 common shares of the Company for gross proceeds of $650,000.

On May 21, 2021, Defi completed a private placement and issued 9,000,000 common shares of the Company for gross proceeds of $2,250,000, of which $12,500 remains outstanding as at September 30, 2021.

On June 30, 2021, Defi completed a private placement and issued 5,318,243 common shares of the Company for gross proceeds of $5,584,155.

On July 2, 2021, Defi issued 85,714 common shares of the Company to a service provider of the Company as a settlement for a Promissory Note valued at $90,000.

Concurrent to completion of the Transaction on August 30, 2021, 17,715,000 common shares of Defi were issued for gross proceeds of $17,715,000. As part of the private placement Defi issued 960,575 agents warrants to certain agents. The fair value of the agents’ warrants have been measured using the Black-Scholes option pricing model at $501,420 and has been recorded as share issuance costs.

The following assumptions were used in the calculation of agents’ warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$1.00
Exercise price	$1.00
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	0.32%

On August 30, 2021, the Company completed the Transaction (Notes 1&4), and as part of the closing of the Transaction, Austpro consolidated its issued and outstanding shares to 1,700,206 common shares of the Company and changed its name to WonderFi on August 25, 2021. WonderFi issued 59,188,675 common shares of the Company to the shareholders of Defi on a 1:1 basis on August 30, 2021.

The Company incurred cash-based share issuance costs of $1,359,261 regarding the private placements during the period ended September 30, 2021.

A total of 14,164 stock options were exercised for 14,164 common shares of the Company for cash proceeds of $3,542 during the period ended September 30, 2021.

A total of 17,500 common shares of the Company were issued to an employee of the company as per the RSU’s schedule.

Options

The Company issued share options to the key management personnel and Directors to purchase shares in the Company. Holders of options are entitled to purchase shares at the market price of the shares at grant date.

The Company has established a Stock Option Plan under which, the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants of the Company. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company. Under the Stock Option Plan, the exercise price of an option cannot be lower than the closing price on the NEO Exchange on the trading date preceding the date of grant. Each stock option and all rights thereunder shall be expressed to expire on the date as set out in the option agreement or the maximum term of 10 years, whatever comes earlier.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)
Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021
(Expressed in Canadian Dollars)

During the period ended September 30, 2021, the Company granted options to its directors, officers, employees and consultants to acquire a total of 2,460,000 common shares at exercise prices ranging from $0.25 - $1.53 per common share. 90,000 options granted on August 30, 2021, to a director of the Company, commence vesting following the completion of the Transaction (Note 4) and vest 1/10 every 3 months. 60,000 options granted on September 13, 2021, to a consultant of the Company are fully vested upon grant. All the other options granted commence vesting on the first day of the month following the date of grant and vest 1/36 every month until fully vested after 3 years.

Grant Date	Options Outstanding	Options Exercisable	Exercise Price ($)		Contractual Life (years)	Remaining Life (years)
March 5, 2021	300,000	49,992	0.25		5	4.43
April 19, 2021	44,164	9,719	0.25		5	4.55
May 3, 2021	105,556	7,776	0.25		5	4.59
May 10, 2021	60,000	6,664	0.25		5	4.61
May 21, 2021	350,000	38,880	0.25		5	4.64
June 4, 2021	500,000	41,664	0.40		5	4.68
June 9, 2021	150,000	12,498	1.00		5	4.69
June 15, 2021	100,000	8,331	1.00		5	4.71
August 5, 2021	400,000	11,109	1.05		5	4.85
August 30, 2021	90,000	-	1.50		5	4.92
September 13, 2021	60,000	60,000	1.53	*	5	4.96
	2,159,720	246,633				4.68

* subsequently repriced to $1.71

During the period ended September 30, 2021, a total of 14,164 options were exercised for total proceeds of $3,542 and a total of 286,116 options were cancelled without being vested. Weighted average share price on the dates of option exercises was $0.87.

A summary of the Company stock options as at and during the period from incorporation to September 30, 2021, were as follows:

	Options outstanding	Weighted average exercise price $
Balance, January 30, 2021	-	-
Granted	2,460,000	0.56
Exercised	(14,164)	0.25
Expired / cancelled / forfeited	(286,116)	0.25
Balance, September 30, 2021	2,159,720	0.61

The weighted average inputs used in the measurement of the fair values at grant date of the stock options were as follows:

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$0.66
Exercise price	$0.57
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	5 years
Expected dividends	Nil
Risk-free interest rate	0.88%

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)
Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021
(Expressed in Canadian Dollars)

The Company recorded a total of $427,590 as stock option-based cost during the period ended September 30, 2021, based on the graded vesting schedule of such stock options.

Restricted Share Units

The Board of Directors may, from time to time, award RSU’s to directors, officers, and employees. Under the incentive plan the maximum number of shares the Company is entitled to issue from treasury for payments in respect of awards of stock options and RSU’s cumulatively should not exceed 10% of the total number of shares issued and outstanding. Upon vesting, the awardees of the RSU’s will receive one common share of the Company for each RSU held. The only performance condition is the lapse of time and the awardees remain in the Company’s employment for the specified period.

During the period ended September 30, 2021, the Company issued 1,730,000 RSU’s to the key management personnel and Directors, that entitles the holders to receive common shares of the Company equal to the number of RSU’s vesting on each Vesting Date. The vesting of RSU’s is based on the following schedule:

Number of RSU’s	Fair Value per RSU ($)	First Vesting Date	Vesting Criteria
1,450,000	1.05	October 29, 2021	10% every 3 months
280,000	0.25	September 23, 2021	6.25% every 3 months
1,730,000

A summary of the Company’s RSU’s as at and during the period from incorporation to September 30, 2021, were as follows:

RSU’s outstanding
Balance, January 30, 2021	-
Granted	1,730,000
Vested and issued	(17,500)
Balance, September 30, 2021	1,712,500

The Company recorded a total of $370,334 as share-based payments based on the graded vesting schedule of the granted RSU’s during the period ended September 30, 2021.

Warrants

On August 30, 2021, the Company granted a total of 960,575 warrants to certain agents of the Company that helped facilitate the private placements for the Company. The warrants are exercisable within a two-year period from the grant date at an exercise price of $1.00. Each warrant can be exercised for one common share of the Company.

A summary of the Company’s warrants as at and during the period from incorporation to September 30, 2021, were as follows:

Warrants outstanding
Balance, January 30, 2021	-
Granted	960,575
Balance, September 30, 2021	960,575

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

The weighted average inputs used in the measurement of the fair values at grant date of the warrants were as follows:

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$1.00
Exercise price	$1.00
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	0.32%

The Company recorded a total of $501,420 as share issuance costs for the granted warrants during the period ended September 30, 2021.

Escrow Shares

As part of the Transaction (Note 4), the Company established a Pooling Agreement, upon which the shares of the Company are held in an escrowed schedule and are not allowed to be traded until they are released as per the escrow schedules.

Pooled shares that were originally issued at $0.002 per share and have not been transferred for a value of $0.25 or greater shall be released as follows:

Release Date	Percentage to be released
Aug 30, 2021	25%
Feb 28, 2022	25%
Aug 30, 2022	25%
Feb 28,2023	25%

Pooled shares that were originally issued at $0.13 per share shall be released as follows:

Release Date	Percentage to be released
Aug 30, 2021	25%
Dec 30, 2021	25%
Apr 30, 2022	25%
Aug 30,2022	25%

As at September 30, 2021, a total of 12,403,846 shares remains in escrow as part of the pooling agreement.

9.	CAPITAL MANAGEMENT

The Company considers its capital to consist of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of September 30, 2021, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital assets are measured using Level 2 fair values.

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

(i)	Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal. As at September 30, 2021, the Company was exposed to currency risk through the cash held that are denominated in US dollars. As at September 30, 2021, the Company held approximately $824,262 (US$646,937) of its cash in US Dollars. A 10% depreciation of the US dollar against the Canadian dollar would result in approximately $82,000 in the Company’s loss for the period. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar would have the opposite affect.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. The Company uses the services of Coinbase for its digital assets. Coinbase is considered one of the top custodians for cryptocurrency. The Company does not self custody its digital assets.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

(iv)	Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in digital assets.

(v)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

(vi)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. In addition, the Company may not be able to liquidate its digital assets at its desired price if required as digital assets have a limited history and fair value historically has been volatile. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company holds digital assets on Coinbase with a total value of $4,110,325 (US$3,226,062). At September 30, 2021, had the market price of the Company’s holdings of digital assets changed by 10% with all other variables being constant, the corresponding digital asset value change would amount to approximately $411,000.

11.	INCOME TAXES

For the period ended September 30, 2021, the Company did not have the taxable income therefore no provision for current income tax was recorded.

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as at September 30, 2021, of 27.00% as follows:

From
Incorporation
(January 30, 2021)
to September 30,
2021
$
Net loss before recovery of income taxes	(5,062,610)
Canadian statutory tax rate	27.00%
Expected tax recovery	(1,366,905)
Permanent differences	811,632
Tax benefits not recognized	555,273
Deferred income tax recovery	-

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

Deferred income taxes

Components of unrecognized deferred income tax assets (liabilities) are:

September
30, 2021
$
Share issuance costs	318,000
Cryptographic assets	(6,000)
Property, plant and equipment	3,000
Non capital losses	1,003,000
Net unrecognized deferred tax assets	1,318,000

Temporary differences that give rise to the following deferred taxes are:

	September
	30, 2021
	$	Expiry
Share issuance costs	1,178,000	2026
Cryptographic assets	(44,000)	Not applicable
Property, plant and equipment	11,000	Not applicable
Non-capital loss carry forward	3,715,000	2025-2041
Net temporary differences	4,860,000

12.	SUBSEQUENT EVENTS

a.	The Company closed a private placement transaction led by Canaccord Genuity Corp (the “Underwriters”) on October 26, 2021 (the “Closing Date”). In this private placement, an aggregate of 13,520,001 units of the Company ("Units") were purchased at a price of $1.95 per Unit (the "Issue Price") for aggregate gross proceeds to the Company of $26,364,001.95 (the "Offering").

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share at an exercise price of $2.55 for a period of 36 months from the Closing Date, subject to a Warrant acceleration right (the “Acceleration Right”) exercisable by the Company if at any time following the date that is four months and one day following the Closing Date, the daily volume weighted average trading price of the Common Shares on the NEO Exchange (the “Exchange”) is greater than $4.00 per Common Share for the preceding 5 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 days following the date of a written notice to the holders thereof (the “Acceleration Right”).

The Company paid the Underwriters a cash commission of up to 7.0% of the aggregate gross proceeds of the Offering, issued 38,462 shares as corporate finance fees, and issued 910,503 broker warrants (the “Broker Warrants”) exercisable for a period of 36 months from the Closing Date at the Issue Price of $1.95. Each Broker Warrant is exercisable to acquire one Common Share and one-half of one Common Share purchase warrant of the Company at an exercise price of $2.55 for a period of 36 months from the Closing Date, subject to the Acceleration Right.

b.	A total of 181,938 stock options have been exercised subsequent to September 30, 2021, at an exercise price ranging from $0.40 - $1.71 per stock option for total proceeds of $163,873.

WonderFi Technologies Inc.

(Formerly, Austpro Energy Corporation)

Notes to the Consolidated Financial Statements

For the period from Incorporation (January 30, 2021) to September 30, 2021

(Expressed in Canadian Dollars)

c.	A total 521,542 warrants have been exercised subsequent to September 30, 2021, at an exercise price of $1.00 per warrant for total proceeds of $521,542. The Company further received proceeds of $4,375, in relation to additional warrants exercises that have not been issued yet.

d.	Additional 145,000 shares have been issued subsequent to September 30, 2021, as per the RSU graded vesting schedule.

e.	The Company granted 250,000 stock options exercisable at a price of $ 2.03 expiring October 19, 2026, and 445,000 stock options exercisable at a price of $1.39 expiring October 1, 2026. The stock options vest 8.33% every 3 months over 3 years from the grant dates.

f.	The Company granted 100,000 RSU, vesting 8.33% every 3 months over 3 years from October 19, 2021.

g.	Subsequent to September 30, 2021, the Company made a strategic investment of $5 million into First Ledger Corp., the parent company of Bitbuy Technologies Inc.(“Bitbuy”), Canada’s first approved crypto marketplace. The Company holds a non-interest bearing convertible note due November 19, 2022 that is convertible into common shares of Bitbuy at $5 per share.